Ansell Limited A.C.N. 004 085 330 Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

GPO Box 772H, Melbourne, Victoria 3001, Australia Telephone (+61 3) 9270 7270 Facsimile (+61 3)

March 13, 2006

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited

Form 20-F for the Fiscal Year Ended June 30, 2004

File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of February 10, 2006.

I have attached our response to the comments raised following your review of our letter dated January 26, 2006. For your convenience, I have included the text of the Staff’s comments at the beginning of our response.

In responding to your comments Ansell Limited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

Responses to SEC Comments on Ansell Limited’s Form 20F for Fiscal Year Ended June 30, 2004

Form 6K Filed on October 3, 2005.

1. We have read your response to comment one from our letter dated January 11, 2006. The amended partnership agreement dated October 19, 2001 provides you with the right to put your investment in SPT, which you account for using the equity method of accounting, to your partner, the Goodyear Tire and Rubber Company, at any time during the period from August 13, 2005 to August 12, 2006. Subsequently Goodyear Tire and rubber Company has a call right from August 13, 2006 to February 12, 2007. It remains unclear how you accounted for the put and call right including the accounting literature you relied upon to determine that you did not need to record any amounts related to the put and call right. Please clarify and provide us with a detailed explanation to address what consideration you gave to SFAS 133 in determining the appropriate accounting. Your explanation should refer to the specific paragraphs of SFAS 133 that you considered.

Response

The existence of the put and call options ( the Options ) is disclosed in Note 34 of the Item 18 Financial Statements in the Form 20-F for the fiscal year ended June 30, 2004. The Options were put in place to facilitate an actionable exit strategy for Ansell Limited (Ansell) to divest itself of its SPT investment considering the normal limitations on disposition of a private equity interest in a partnership which is further limited by the SPT partnership agreement which precludes a sale of Ansell’s interest to any party other than Goodyear Tire and Rubber Company (Goodyear) without Goodyear’s consent.

The Options are contingent upon certain exercise conditions, and did not come into effect until each of the exercise conditions provided in the Options arrangement were either satisfied or waived. Neither Ansell, nor Goodyear was entitled to assign any rights of the agreement without written consent from the other partner. The exercise price of the Options is derived from a formula based upon a multiple of SPT’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the 24 month period ending on the quarter immediately preceding the date of the exercise of the Options (adjusted for certain debt and cash of SPT).

In determining the accounting treatment of the Options arrangement we considered whether the Options met the characteristics of a derivative as defined in Statement of Financial Accounting Standard (“SFAS”) Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and concluded that it did not.

To reach that conclusion, we considered paragraph 6 of FAS 133 which defines a derivative instrument as follows:

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlying and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

While the Options arrangement does satisfy the first two conditions of FAS 133 paragraph 6, we concluded that the Options arrangement was not a derivative as there is no “net settlement mechanism” as required under FAS 133 paragraph 6.c.

In forming our conclusion that the Options arrangement did not include a “net settlement” characteristic, we considered the description of “net settlement” under paragraphs 9 of FAS 133, which discusses “net settlement” as follows:

Net settlement . A contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:

a. Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.

b. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.

c. One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption - an option to require delivery of a swap contract, which is a derivative.

The Options arrangement clearly does not meet the characteristics of FAS 133 paragraph 9.a.” contractual net settlement,” on the basis that the purpose of the Options arrangement was to enable Ansell to exit from its investment in SPT, by selling its illiquid SPT partnership equity interest to the other partner, Goodyear, for a formula based cash payment.

We also concluded that the Options arrangement does not meet the definition under 9.b., an “established market mechanism that facilitates net settlement,” as the SPT partnership interest that is the subject of the Options arrangement is an illiquid equity investment held by the two partners, PDT and Goodyear. There is no market mechanism for buying or selling interests in SPT. Performance under the Options arrangement specifically requires delivery of the SPT partnership interest in exchange for cash consideration. There is no market mechanism to allow either party to “net settle.”

We are also of the view that the Options arrangement does not meet the characteristics of FAS 133 paragraph 9.c. “readily convertible to cash or is itself a derivative instrument” because the SPT partnership is owned solely by PDT and Goodyear. None of the SPT partnership interests are traded in any private or public market, and the exercise price is determined by the formula outlined in the Options agreement.

We therefore concluded that the Options arrangement with respect to the SPT interest held by Ansell, is not a derivative instrument as defined in FAS 133 as it does not have all of the three required characteristics outlined in FAS 133 paragraph 6.